UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________ FORM 11-K
_____________

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
(Full title of the plan)

THE COCA-COLA COMPANY
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To The Coca-Cola Company
 Benefits Committee
The Coca-Cola Company
Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

Atlanta, Georgia
June 24, 2005

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments (Notes 3 and 4)	$1,371,705,245	$1,565,707,561

Accrued interest receivable	124,515	114,549

Due from broker for securities sold	283,524	534,742

NET ASSETS AVAILABLE FOR BENEFITS	$1,372,113,284	$1,566,356,852

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to:

Investment income:
Dividend income	$20,324,857
Interest income	14,329,896
Total investment income	34,654,753
Contributions:
Employer	18,319,214
Participants	50,990,176
Rollovers from other qualified plans	1,667,342
Total contributions	70,976,732
Total additions	105,631,485
Deductions from net assets attributed to:

Net depreciation in fair value of investments (Note 3)	154,429,925
Distributions to Participants	145,404,318
Administrative expenses	40,810
Total deductions	299,875,053
Net decrease in net assets available for benefits	(194,243,568)
Net assets available for benefits, beginning of year	1,566,356,852
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,372,113,284

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was restated most recently effective January 1, 1999. The Plan is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The trustee of the Plan is the Merrill Lynch Trust Company (the “Trustee”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations. For 2004, the maximum “Before-Tax” annual contribution amount under the Code was $13,000.

Participants who are age 50 or older by the end of the year may make additional “Catch-up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met. For 2004, the maximum “Catch-up” contribution amount was $3,000.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a Money Market fund, Stable Value fund, common stock of The Coca-Cola Company and 25 mutual funds with various investment objectives and strategies.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

All Company contributions are invested in common stock of The Coca-Cola Company. Participants who are age 53 or older may redirect Company contributions into other investment options under the Plan.

Participants are allowed to roll over account balances from other qualified retirement plans or Individual Retirement Accounts into the Plan.

Vesting

Participants hired before April 1, 2002 are immediately vested in their salary deferral contributions, Company matching contributions and related earnings. Participants hired after March 31, 2002 are immediately vested in their salary deferral contributions and related earnings, while vesting in Company matching contributions is based on a graduated schedule over a three-year period as follows: 33% after one year of service, 67% after two years of service and 100% after three years of service. Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax,”“After-Tax,” and “Rollover” account balances.

The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

Participant Loans (Continued)

(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.
(d)	The loan repayment period is limited to 5 years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants making this election was $1,663,686 during 2004. These dividends are included in Dividend Income and Distributions to Participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as administrator, has substantial control of, and discretion over, the administration of the Plan.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a)	continue the trust for as long as it considers advisable, or
(b)
terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

Money market funds are stated at cost, which approximates fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts within the Merrill Lynch Retirement Preservation Trust (Blend) Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. These investment contracts are fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There were no outstanding investment contracts as of December 31, 2004 and all outstanding investment contracts as of December 31, 2003 matured during 2004. Both the weighted-average yield and crediting interest rates for the contracts were 7.00% for 2004 and 7.06% for 2003.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 3 - Investments

The fair value of investments at December 31 is as follows:

	2004	2003

Participant-directed investments	$921,882,238	$983,979,981
Nonparticipant-directed investments	449,823,007	581,727,580
	$1,371,705,245	$1,565,707,561

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2004	2003

Common stock of The Coca-Cola Company	$829,835,482	$1,082,081,553
Merrill Lynch Retirement Preservation Trust	125,312,273	122,875,844
Barclay’s S&P 500 Stock Fund	114,510,304	103,940,061

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock of The Coca-Cola Company	$(185,667,313)
Mutual funds	31,237,388
$(154,429,925)

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 4 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004	December 31, 2003

Net assets, at fair value:
Common stock of The Coca-Cola Company	$449,823,007	$581,727,580

	Year Ended December 31, 2004

Changes in net assets:
Contributions	$18,319,214
Dividends	11,022,033
Net depreciation	(100,798,442)
Distributions to Participants	(51,813,327)
Transfers to other investment funds	(8,634,051)
Net decrease	$(131,904,573)

Note 5 - Transactions with Party-in-Interest

During the year ended December 31, 2004, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	1,394,712	$65,403,530	-
Sales	2,787,710	$131,982,288	$54,543,301
Dividends Received	-	$20,324,857	-

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2004	19,928,806	$829,835,482
December 31, 2003	21,321,804	$1,082,081,553

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 5 - Transactions with Party-in-Interest (Continued)

The Plan’s investments in the Retirement Preservation Trust, Government Fund, Small Cap Index Fund, Aggregate Bond Index Fund, International Index Fund, Basic Value Fund, Small Cap Value Fund, Fundamental Growth Fund, Long-Term Growth Fund, All-Equity Fund, Growth and Income Fund, and Cash Management Account are managed by Merrill Lynch Investment Managers. Merrill Lynch Investment Managers is an affiliate of the Trustee, and, therefore, the transactions in these funds qualify as party-in-interest.

Note 6 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
EIN: 58-0628465  PN: 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value

	MONEY MARKET FUNDS:
*	Merrill Lynch Investment Managers	Government Fund	$6,248,635	$6,248,635
*	Merrill Lynch Investment Managers	Cash Management Account	2,417,842	2,417,842
	Total Money Market Funds		8,666,477	8,666,477

	COMMON STOCK:
*	The Coca-Cola Company	Common Stock	511,247,192	829,835,482

	COLLECTIVE TRUST FUND:
*	Merrill Lynch Investment Managers	Retirement Preservation Trust	125,312,273	125,312,273

	MUTUAL FUNDS:
	AIM Advisors, Inc.	Blue Chip Fund	5,694,813	6,028,186
	Ariel Capital Management, Inc.	Premier Bond Fund	3,594,048	3,531,495
	Barclay's Global Investors	S&P 500 Stock Fund	99,871,227	114,510,304
	Calvert Asset Management Co., Inc.	Income Fund	17,376,622	17,253,242
	Davis Selected Advisers, L.P.	New York Venture Fund	20,969,885	25,252,356
	Delaware Management Company	Delaware Trend Fund	13,792,740	16,541,781
	The Dreyfus Corporation	Premier Third Century Fund	699,637	733,540
	Federated Global Investment Mgt. Corp.	International Equity Fund	992,387	1,222,753
	Fidelity Investments	Advisor Diversified International Fund	7,930,391	9,851,293
	ING Investments, LLC	International Value Fund	13,220,067	16,213,601
	ING Investments, LLC	International Small Cap Fund	5,546,585	7,135,360

*	Party-in-interest

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
EIN: 58-0628465  PN: 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value

	MUTUAL FUNDS (CONTINUED):
*	Merrill Lynch Investment Managers	Strategy Long-Term Growth Fund	31,244,165	34,217,235
*	Merrill Lynch Investment Managers	Strategy All-Equity Fund	10,467,902	11,813,821
*	Merrill Lynch Investment Managers	Strategy Growth and Income Fund	8,609,381	9,187,928
*	Merrill Lynch Investment Managers	Small Cap Index Fund	7,376,136	9,249,899
*	Merrill Lynch Investment Managers	Aggregate Bond Index Fund	11,879,613	11,866,896
*	Merrill Lynch Investment Managers	International Index Fund	3,604,221	4,491,601
*	Merrill Lynch Investment Managers	Basic Value Fund	17,143,428	19,087,688
*	Merrill Lynch Investment Managers	Fundamental Growth Fund	9,909,223	10,545,425
*	Merrill Lynch Investment Managers	Value Opportunities Fund	20,672,915	24,529,640
	Pacific Investment Mgt. Co. (PIMCO)	Small Cap Value Fund	13,191,621	14,921,364
	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	14,127,069	14,070,240
	Pioneer Investment Management, Inc.	Pioneer Fund	4,432,342	4,992,099
	Pioneer Investment Management, Inc.	Small Company Fund	2,931,987	3,206,792
	Thornburg Investment Management, Inc.	International Value Fund	201,033	206,419
	Total Mutual Funds		345,479,438	390,660,958

	PARTICIPANT LOANS:
*	Loans to Participants	Loans with interest rates ranging from
		4.0% to 11.5%. Maturities through 2019.	-	17,230,055
	TOTAL ASSETS (HELD AT END OF YEAR)		$990,705,380	$1,371,705,245

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN (Name of Plan)

By: /s/ Barbara S.Gilbreath Barbara S. Gilbreath Member, The Coca-Cola Company Benefits Committee

Date: June 28, 2005

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm